UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND
AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

SWISSINSO HOLDING INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

87101R 10 5

(CUSIP Number)

Michael Hirschberg, Esq. Reitler Kailas & Rosenblatt LLC 885 Third Avenue New York, New York 10022 (212) 209-3032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2012, August 15, 2012 and January 31, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP No. 87101R 10 5	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS InsOglass Holding SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,581,742 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,581,742 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,581,742 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4% (1)
14	TYPE OF REPORTING PERSON CO
(1)  Based on 134,265,321 outstanding shares of Common Stock of the Company as of April 15, 2013 as set forth in  the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on April 16, 2013.

CUSIP No. 87101R 10 5	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS RaficHanbali
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER 55,581,742 Shares
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 55,581,742 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,581,742 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.26% (1)
14	TYPE OF REPORTING PERSON IN
(1)  Based on 136,265,321 outstanding shares of Common Stock of the Company as of April 15, 2013 as set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on April 16, 2013 and including 2,000,000 shares issuable upon exercise of stock options held by the Reporting Person.

This Amendment No. 2 to Schedule 13D is being filed to correct errors in the number of shares acquired by the Reporting Persons on January 31, 2013, the number of shares and percentages owned by the Reporting Persons as of such date and the number of outstanding shares used to calculate such percentages in the originally filed Amendment No. 1.

Item 1.     Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of SwissINSO Holding Inc. (the “Company”), a Delaware corporation.  The address of the Company’s principal executive offices is PSE – ParcScientifique de l’EPFL, Route J.D. Colladon, Building D, 3rd Floor, 1015 Lausanne, Switzerland.

Item 2.     Identity and Background

(a)	This Statement is filed by InsOglass Holding S.A. (“InsOglass”) and RaficHanbali (the “Reporting Persons”).

(b)
The business address of InsOglass is 24 avenue de Florimont, 1006 Lausanne, Switzerland, and the business address of Mr. Hanbali is PSE – ParcScientifique de l’EPFL, Route J.D. Colladon, Building D, 3rd Floor,  1015 Lausanne, Switzerland.

(c)	Mr. Hanbali is the President of InsOglass and the Chairman, President and Chief Executive Officer of the Company.

(f)	InsOglass was organized in Switzerland and Mr. Hanbali is a citizen of France.

Item 3.     Source and Amount of Funds or Other Consideration.

2,000,000 shares of Common Stock of the Company reported herein as being held by Mr. Hanbali are issuable to Mr. Hanbali at an exercise price of $0.10 per share pursuant to the terms of a Stock Option Agreement dated June 1, 2012 by and between the Company and Mr. Hanbali in consideration of services rendered by Mr. Hanbali as Chief Executive Officer of the Company.  2,500,000 shares of Common Stock of the Company reported herein as being held by the Reporting Persons were acquired from the Company on August 15, 2012 in consideration of services rendered by Mr. Hanbali as Chief Executive Officer of the Company.  31,081,742 shares of Common Stock of the Company reported herein as being held by the Reporting Persons were acquired from the Company on January 31, 2013 upon conversion of $1,087,861 of loans from InsOglass to the Company at a conversion price of $0.035 per share.

Item 4.     Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock of the Company reported herein solely for investment purposes.  Following the acquisition of the initial 22,000,000 shares reported herein, the existing officers and directors of the Company resigned from their positions, and Mr. Hanbali was appointed Chairman, President and Chief Executive Officer of the Company.  Except for the foregoing and as otherwise set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a)           The Reporting Persons beneficially own 55,581,742 shares of Common Stock of the Company, constituting 41.4% of the 134,265,321 outstanding shares of Common Stock of the Company as of April 15, 2013.  Mr. Hanbali beneficially owns 2,000,000 shares of Common Stock of the Company individually, constituting 1.5% of the 136,265,321 outstanding shares of Common Stock of the Company as of April 15, 2013, including 2,000,000 shares issuable upon exercise of stock options held by Mr. Hanbali.

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(b)           Mr. Hanbali has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the 2,000,000 shares of Common Stock of the Company reported herein as beneficially owned by him and issuable upon exercise of the options granted to him by the Company on June 1, 2012.  The Reporting Persons have the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 55,581,742 shares of Common Stock of the Company reported herein as beneficially owned by them.  In addition, Mr. Hanbali has the sole power to vote or direct the vote of additional shares of the Company’s Common Stock as described in Item 6. below.

(c)           31,081,742 shares of Common Stock of the Company reported herein as being held by the Reporting Persons were acquired from the Company on January 31, 2013 upon conversion of $1,087,861 of loans from InsOglass to the Company at a conversion price of $0.035 per share.  There were no other transactions in the Common Stock of the Company effected by the Reporting Persons during the sixty (60) days prior to the date of filing of this Schedule 13D/A.

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

On December 17, 2011, Mr. Hanbali entered into a Voting Agreement and Proxy with Michel Gruering pursuant to which Mr. Gruering agreed to vote his shares of Common Stock of the Company at any regular or special meeting of stockholders and on every action or approval by written consent in such manner as directed by Mr. Hanbali.  As of the date hereof, Mr. Gruering owns 7,197,145 shares of Common Stock of the Company, which are the only shares of the Common Stock of the Company subject to such Voting Agreement and Proxy.

On June 1, 2012, Mr. Hanbali and the Company entered into a Stock Option Agreement pursuant to which Mr. Hanbali received the right to acquire 2,000,000 shares of Common Stock of the Company at an exercise price of $0.10 per share in consideration of services rendered by him as Chief Executive Officer of the Company.

Item 7.    Material to be Filed as Exhibits.

Stock Option Agreement dated June 1, 2012 by and between Rafic Hanbali and the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 2013

InsOglass Holding SA

By:/s/ Rafic Hanbali
      Rafic Hanbali

/s/ RaficHanbali
RaficHanbali

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